UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARCOS DORADOS HOLDINGS INC.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-35129
(State or other jurisdiction of incorporation)	(Commission file number)

Rio Negro 1338, First Floor
Montevideo, Uruguay, 11100

(Address of principal executive offices and Zip Code)

Roman Ajzen

Chief Legal Officer

+598 2626-3000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In 2025, Arcos Dorados Holdings Inc. (the “Company”) contracted to manufacture certain products, including toys, for which “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) may be necessary to their functionality or production.

Conflict Minerals Disclosure

The Company has conducted in good faith a reasonable due diligence and country of origin inquiry to determine the existence of any conflict minerals in its products. This reasonable due diligence and country of origin inquiry was reasonably designed to determine whether any of its products contained any conflict minerals and, if so, whether such conflicts minerals originated in the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources.

As part of this inquiry, the Company identified all of its suppliers with which it contracted to manufacture products that could have contained conflict minerals in the year ended December 31, 2025. The Company sent conflict minerals questionnaires to, and received responses from, all of these suppliers. None of these suppliers indicated that the products they manufactured for the Company contained any conflict minerals.

As a result of this reasonable due diligence and country of origin inquiry, the Company has determined to the best of its knowledge that none of its products for the period covered by this report contained any "conflicts minerals" originating from the Democratic Republic of the Congo or an adjoining country.

This “Conflicts Minerals Disclosure” is also available on our website at www.arcosdorados.com/ir.html (Governance tab). The information contained on, or that can be accessed through, our website is not part of this Form SD and is not deemed incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARCOS DORADOS HOLDINGS INC.

By:	/s/ Roman Ajzen
Name: Roman Ajzen
Title: Chief Legal Officer

Dated: May 8, 2026